Exhibit 2.1

MASTER REORGANIZATION AGREEMENT

by and between

Rhodium Enterprises, Inc.

and

Rhodium Technologies LLC

December , 2021

i

Exhibits

Exhibit 1.1	-	Form of Class A Holder Consent
Exhibit 1.2	-	Form of Class B Holder Consent
Exhibit 1.3	-	Form of Rhodium Technologies Member Consent
Exhibit 2.1	-	Form of Amendment to the Amended and Restated Certificate of Incorporation
Exhibit 2.5	-	Form of Fifth Amended and Restated Rhodium Technologies LLC Agreement
Exhibit 2.6	-	Form of Second Amended and Restated Certificate of Incorporation and Form of Amended and Restated Bylaws of Rhodium Enterprises
Exhibit 2.7	-	Form of Tax Receivable Agreement
Exhibit 2.11	-	Form of Stockholders Agreement
Exhibit 2.12	-	Form of Registration Rights Agreement

Schedule 2.9	-	Schedule of Class B Common Stock
Schedule 2.10	-	Schedule of Post-IPO Capitalization

ii

MASTER REORGANIZATION AGREEMENT

This Master Reorganization Agreement (this “Agreement”), dated as of , 2021, is entered into by and between Rhodium Technologies LLC, a Delaware limited liability company (“Rhodium Technologies”), and Rhodium Enterprises, Inc., a Delaware corporation (“Rhodium Enterprises” and together with Rhodium Technologies, the “Parties”).

RECITALS

WHEREAS, Rhodium Enterprises wishes to engage in an initial public offering (the “IPO”), which will be effected using an “Up-C” structure that entails, among other things, offering shares of Class A common stock, par value $0.0001 per share, of Rhodium Enterprises (“Class A Common Stock”);

WHEREAS, in connection with the IPO, Rhodium Enterprises has entered into an underwriting agreement, dated as of the date hereof (the “Underwriting Agreement”), with the underwriters named therein (the “Underwriters”);

WHEREAS, in connection with the IPO, the Parties desire to effect the restructurings and other transactions set forth in this Agreement, which will occur on the terms and in the sequence set forth herein;

WHEREAS, certain Class A Holders (as defined below) who, among them, hold a majority of the outstanding shares of Class A Common Stock of Rhodium Enterprises, have executed a consent in the form attached hereto as Exhibit 1.1 (the “Class A Holder Consent”) approving certain of the restructurings and other transactions contemplated hereby; and

WHEREAS, Imperium Investments Holdings LLC, a Wyoming limited liability company (“Imperium”), the holder of all of the outstanding shares of Class B Common Stock of Rhodium Enterprises, have executed a consent in the form attached hereto as Exhibit 1.2 (the “Class B Holder Consent”) approving the restructurings and other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows, and further agree that the actions set forth in Article II will be deemed to take place in the sequence in which they appear in Article II.

Article I
DEFINITIONS AND CONSTRUCTION

Section 1.1 Definitions. In addition to terms defined in the body of this Agreement, the following capitalized terms have the following meanings:

“Class A Common Stock” has the meaning set forth in the recitals.

“Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of Rhodium Enterprises.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Governmental Authority” means the United States of America and any foreign country, any state, commonwealth, territory or possession thereof and any political subdivision or quasi-governmental authority of any of the same, including any court, tribunal, department, commission, board, bureau, agency, county, municipality, province, parish or other instrumentality of any of the foregoing.

“Law” means any applicable federal, state, provincial, municipal, local or foreign statute, law, treaty, ordinance, regulation, rule, code, order or rule of common law.

“Person” means any natural person, limited liability company, corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust, or other organization, whether or not a legal entity, and any government or agency or political subdivision thereof.

“Price to Public” means $       , the initial price per share of Class A Common Stock sold by the Underwriters in the IPO as reflected on the front page of the final prospectus forming a part of the registration statement on Form S-1 for such IPO, before giving effect to the underwriting discounts and commissions.

“Registration Rights Agreement” means that agreement dated          , 2021, by and between Rhodium Enterprises and Imperium, the form of which is attached hereto as Exhibit 2.12.

“Reverse Stock Split” has the meaning set forth in Section 2.2.

“Rhodium Technologies LLC Agreement” means the Fourth Amended and Restated Limited Liability Company Agreement of Rhodium Technologies, dated June 30, 2021, as amended to date, among Rhodium Technologies and the other members of Rhodium Technologies.

“SAFE Agreements” means those certain SAFE Agreements, dated between June 2, 2021 and October 12, 2021, each entered into by and between the Rhodium Enterprises and each of the holders party thereto.

“Shoe” means the option to purchase up to an additional shares of Class A Common Stock granted to the Underwriters by Rhodium Enterprises, pursuant to the Underwriting Agreement.

“Stockholders Agreement” means that agreement dated         , 2021, by and between Rhodium Enterprises and Imperium, the form of which is attached hereto as Exhibit 2.10.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Units” means the units representing membership interests in Rhodium Technologies.

Section 1.2 Effectiveness; Effective Date. This Agreement is effective as of the closing of the IPO (the “Effective Date”). Unless the context otherwise requires, all actions listed in Article II shall occur in the order in which they appear beginning at 12:01 am on the date of the closing of the IPO.

Section 1.3 Headings; References; Interpretation. All Article and Section headings in this Agreement are for convenience only and will not be deemed to control or affect the meaning or construction of any of the provisions hereof. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole, including, without limitation, all Schedules and Exhibits attached hereto, and not to any particular provision of this Agreement. All references herein to Articles, Sections, Schedules and Exhibits will, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement and the Schedules and Exhibits attached hereto, and all such Schedules and Exhibits attached hereto are hereby incorporated herein and made a part hereof for all purposes. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, will include all other genders, and the singular will include the plural and vice versa. The use herein of the word “including” following any general statement, term or matter will not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation,” “but not limited to,” or words of similar import) is used with reference thereto, but rather will be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

Article II
RESTRUCTURING ACTIONS AND RELATED MATTERS

Section 2.1  Amendment of Rhodium Enterprises Certificate of Incorporation.  The amended and restated certificate of incorporation of Rhodium Enterprises, which will be filed with the Delaware Secretary of State prior to the closing of the IPO, in the form attached hereto as Exhibit 2.1 is hereby adopted by Rhodium Enterprises.

Section 2.2 Rhodium Enterprises Reverse Stock Split. Rhodium Enterprises will effect a 1-for-         reverse stock split (the “Reverse Stock Split”), pursuant to which each           shares of Class A Common Stock held of record by the holder thereof will be reclassified into one share of Class A Common Stock. No fractional shares will be issued in connection with the Reverse Stock Split. Each holder of Class A Common Stock will receive cash in lieu of fractional shares of the Class A Common Stock.

Pursuant to the Class A Holder Consent, a majority of Class A Holders have agreed to the matters described in this Section 2.2, and pursuant to the Class B Holder Consent, the Class B Holders have agreed to the matters described in this Section 2.2.

Section 2.3 Rhodium Technologies Reverse Unit Split. Rhodium Technologies will effect a 1-for-            reverse unit split (the “Reverse Unit Split”), pursuant to which each               units of Rhodium Technologies held of record by the holder thereof will be reclassified into one Unit. No fractional Units will be issued in connection with the Reverse Unit Split. Each holder of Units will receive cash in lieu of fractional Units.

Pursuant to a consent in the form attached hereto as Exhibit 1.3, executed by the members of Rhodium Technologies, the holders of the outstanding Units have agreed to the matters described in this Section 2.3.

Section 2.4 SAFE Issuance. Pursuant to the SAFE Agreements entered into between June 2, 2021 and October 12, 2021, Rhodium Enterprises will issue an aggregate            shares of Class A Common Stock to the parties to the SAFE Agreements. Pursuant to the Rhodium Technologies LLC Agreement, Rhodium Technologies will concurrently issue            Units to Rhodium Enterprises.

Section 2.5 Amendment of Rhodium Technologies LLC Agreement. The fifth amended and restated limited liability company agreement of Rhodium Technologies, containing the rights and other terms of the Units, in the form attached hereto as Exhibit 2.5, is hereby adopted by Rhodium Technologies and Rhodium Enterprises.

Section 2.6 Amendment of Rhodium Enterprises Certificate of Incorporation. The second amended and restated certificate of incorporation of Rhodium Enterprises, which will be filed with the Delaware Secretary of State prior to the closing of the IPO, containing the rights and other terms of the Class A Common Stock and the Class B Common Stock, and the amended and restated bylaws of Rhodium Enterprises, in the forms attached hereto as Exhibit 2.6, are each hereby adopted by Rhodium Enterprises.

Section 2.7 Tax Receivable Agreement. Rhodium Enterprises and Imperium will enter into a Tax Receivable Agreement in the form attached hereto as Exhibit 2.7 pursuant to which Imperium will receive certain rights pursuant thereto, as provided therein.

Section 2.8 Other Use of IPO Proceeds. Rhodium Enterprises will contribute the net proceeds it receives from the IPO (whether following the initial closing or following any closing of the Shoe) to Rhodium Technologies in exchange for Units, such that the total number of Units held by Rhodium Enterprises equals the number of shares of Class A Common Stock outstanding after the IPO and related transactions, as set forth herein. For each such Unit that Rhodium Enterprises receives from Rhodium Technologies, Rhodium Enterprises will be deemed to have contributed to Rhodium Technologies an amount equal to the Price to Public (i.e., including the underwriting discount and commission per share of Class A Common Stock under the Underwriting Agreement for each such Unit so purchased from Rhodium Technologies). In addition, Rhodium Technologies hereby agrees to be responsible for, and/or reimburse Rhodium Enterprises for, any expenses incurred by Rhodium Enterprises in connection with the IPO, in each case, to the extent such expenses are not paid by Rhodium Enterprises from the proceeds it receives from the IPO.

Section 2.9 Issuance of Class B Common Stock to Imperium. Rhodium Enterprises hereby issues to Imperium such number of shares of Class B Common Stock, such that the total number of shares of Class B Common Stock held by Imperium equals the number of outstanding Units held by Imperium, as set forth on Schedule 2.9, in exchange for a cash payment equal to $50,000. Upon such issuance by Rhodium Enterprises upon payment of such par value, such shares will be duly authorized and validly issued, fully paid and non-assessable.

Section 2.10 Post-IPO Capitalization. Schedule 2.10 hereto sets forth the number of Units held by Rhodium Enterprises and the number of Units and shares of Class B Common Stock held by Imperium, in each case, providing for no exercise of the Shoe and the exercise of the Shoe in full.

Section 2.11 Stockholders Agreement. Each of Rhodium Enterprises and Imperium hereby adopts and joins in the Stockholders Agreement attached hereto as Exhibit 2.11 and authorizes the Chief Executive Officer of Rhodium Enterprises to execute such agreement on its behalf.

Section 2.12 Registration Rights Agreement. Each of Rhodium Enterprises and Imperium hereby adopts and joins in the Registration Rights Agreement attached hereto as Exhibit 2.12 and authorizes the Chief Executive Officer of Rhodium Enterprises to execute such agreement on its behalf.

Section 2.13 Intended Tax Treatment. The Parties hereunder acknowledge and agree that the transactions contemplated or described under this Agreement are intended to be treated as follows for U.S. federal income tax purposes: (a) the Reverse Stock Split is intended to be treated as a transaction that qualifies as a “reorganization” under Section 368(a)(1)(E) of the Code and the applicable Treasury Regulations, (b) each of (i) the Reverse Unit Split and (ii) the issuance of Units by Rhodium Technologies to Rhodium Enterprises pursuant to Section 2.4, is intended to be treated as a tax-free transaction consistent with the principles of IRS Revenue Ruling 84-52, and (c) the contribution of net proceeds from the IPO by Rhodium Enterprises to Rhodium Technologies in exchange for Units pursuant to Section 2.8 is intended to be treated as a tax-deferred contribution within the meaning of Section 721(a) of the Code. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the applicable Treasury Regulations.

Article III
REPRESENTATIONS AND WARRANTIES

Each Party hereby represents and warrants, solely with respect to itself, to the other Parties as follows:

Section 3.1 Organization. Such Party, other than individuals, is a corporation, limited partnership or limited liability company, as applicable, duly organized, validly existing and in good standing (where such concept exists) under the Laws of the jurisdiction of its organization, and has all requisite corporate, partnership or limited liability company, as applicable, power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power, authority and governmental approvals would not have, individually or in the aggregate, a material adverse effect on such Party or on the consummation of the transactions contemplated hereby.

Section 3.2 Authority; Enforceability. Such Party has the requisite corporate, limited partnership, limited liability company or other power and authority, as applicable, to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by such Party of this Agreement and the consummation of the transactions have been duly authorized by its board of directors or other governing body, as applicable, and no other action is necessary to authorize the execution and delivery by it of this Agreement or the performance of its obligations hereunder. This Agreement has been duly executed and delivered by such Party, and, assuming due and valid authorization, execution and delivery hereof by the other Parties hereto, this Agreement is a valid and binding obligation, enforceable against it in accordance with its terms.

Section 3.3 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by such Party, or compliance by it with any of the provisions hereof, will (a) conflict with or result in any breach of any provision of the certificate of incorporation and by-laws, partnership agreement, limited liability company agreement, or similar organizational documents of such Party, as applicable, (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Authority, or (c) violate any Law applicable to such Party or any of its properties or assets, excluding from the foregoing clauses (b) and (c) such filings, permits, authorizations, consents, violations, breaches, defaults, rights, obligations or encumbrances which would not, individually or in the aggregate, have a material adverse effect on such Party or on the consummation of the transactions contemplated hereby.

Section 3.4 Ownership of Class A Common Stock and Class B Common Stock. If such Party will be issued Class A Common Stock or Class B Common Stock pursuant to this Agreement, such Party does not and will not have (i) a binding agreement or other commitment to sell or otherwise transfer any of the shares of Class A Common Stock or Class B Common Stock received by such Party pursuant to this Agreement except for any transfer that is contemplated by the Underwriting Agreement or by Section 2.8 of this Agreement, and (ii) a binding agreement, other commitment or present plan to transfer any of the shares of Class A Common Stock or Class B Common Stock received by such Party pursuant to this Agreement in a manner that is permitted under the lock-up agreement to be entered into by such Party with the Underwriters in the form attached to the Underwriting Agreement.

Article IV
MISCELLANEOUS

Section 4.1 Consents; Deemed Agreement to Amendments. To the extent required under applicable Law or the governing documents of any of the Parties or any documents to which they are party (including the Rhodium Technologies LLC Agreement), each Party hereby acknowledges that this Agreement constitutes the written consent of such Party to each of the agreements and transactions described herein, including in its capacity as a member or manager of any other Party. Without limiting the foregoing, each Party hereby agrees that the transfers, both directly and indirectly through upstream transfers, of membership interests in Rhodium Technologies in connection with the IPO are deemed to be Permitted Transfers under the Rhodium Technologies LLC Agreement, as applicable, and hereby waives any and all rights with respect thereto. In addition, each Party hereby agrees that, to the extent this Agreement is inconsistent with or covers applicable items not otherwise provided under the Rhodium Technologies LLC Agreement, this Agreement shall be deemed to amend such agreements.

Section 4.2 Deed; Bill of Sale; Assignment. To the extent required and permitted by applicable Law, this Agreement will also constitute a “deed,” “bill of sale” “stock power” or “assignment” of the assets, shares and membership and other interests referenced herein, as well as an amendment of the relevant agreements, without the need for any further assignment or transfer document.

Section 4.3 Further Assurances. Each of the Parties hereby agrees to execute, acknowledge and deliver all such additional assignments, stock powers, conveyances, instruments, notices and other documents, and to do all such other acts and things, all in accordance with applicable Law, as may be necessary or appropriate (a) to more fully assure that the applicable Parties own all of the properties, rights, titles, interests, estates, remedies, powers and privileges granted by this Agreement, or which are intended to be so granted, (b) to more fully and effectively vest in the applicable Parties and their respective successors and assigns beneficial and record title to the interests and shares contributed and assigned by this Agreement or intended to be so and (c) to more fully and effectively carry out the purposes and intent of this Agreement.

Section 4.4 Power of Attorney. Each Party hereby makes, constitutes and appoints each of Nathan Nichols, Cameron Blackmon, Chase Blackmon and Nicholas Cerasuolo as its true and lawful attorney-in-fact for it and in its name, place, and stead and for its use and benefit, to sign, execute, certify, acknowledge, swear to, file and record any instrument that is now or may hereafter be deemed necessary by each such attorneys-in-fact in its reasonable discretion to carry out fully the provisions and the agreements, obligations and covenants of such Party under this Agreement and the transactions contemplated hereby. Each Party hereby gives each such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with such Party’s obligations and agreements pursuant to this Agreement and the transactions contemplated hereby as fully as such Party might or could do personally, and hereby ratifies and confirms all that any such attorney-in-fact will lawfully do or cause to be done by virtue of the power of attorney granted hereby. The power of attorney granted pursuant to this Section 4.4 is a special power of attorney, coupled with an interest, and is irrevocable, and will survive the bankruptcy, insolvency, dissolution or cessation of existence of the applicable Party.

Section 4.5 Successors and Assigns; No Third Party Rights. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and assigns. This Agreement is not intended to, and does not, create rights in any other Person, and no Person is or is intended to be a third-party beneficiary of any of the provisions of this Agreement.

Section 4.6 Severability. If any of the provisions of this Agreement are held by any court of competent jurisdiction to contravene, or to be invalid under, the Laws of any political body having jurisdiction over the subject matter hereof, such contravention or invalidity will not invalidate the entire Agreement. Instead, this Agreement will be construed as if it did not contain the particular provision or provisions held to be invalid, and an equitable adjustment will be made and necessary provision added so as to give effect to the intention of the Parties as expressed in this Agreement at the time of execution of this Agreement.

Section 4.7 Waivers and Amendments. Any waiver of any term or condition of this Agreement, or any amendment or supplement to this Agreement, will be effective only if in writing and signed by the Parties. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement will not in any way affect, limit or waive a Party’s rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

Section 4.8 Entire Agreement; Survival. This Agreement, together with the agreements and other documents referenced herein, constitutes the entire agreement among the Parties pertaining to the transactions contemplated hereby and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining thereto. The provisions of this Agreement (including the representations and warranties hereunder) shall survive the closing of the IPO, and shall continue indefinitely.

Section 4.9 Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware.

Section 4.10 Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile or other electronic means) with the same effect as if all Parties had signed the same document.

*     *     *     *     *

IN WITNESS WHEREOF, this Agreement has been duly executed by each of the Parties as of the date first written above.

RHODIUM TECHNOLOGIES LLC

By:
Name:
Title:

RHODIUM ENTERPRISES, INC.

By:
Name:
Title:

[SIGNATURE PAGES TO MASTER REORGANIZATION AGREEMENT]